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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 AMENDMENT NO. 2

                            BrandPartners Group, Inc.
              (formerly known as Financial Performance Corporation)

                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   317630 30 9
                                 (CUSIP Number)

                             Gary S. Friedman, Esq.
                     Kaufman Friedman Plotnicki & Grun, LLP
                              300 East 42nd Street
                            New York, New York 10017
                                 (212) 687-1700
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                November 15, 2001
                      (Date of Event which Requires Filing
                               of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:[ ]

Check the following box if a fee is being paid with the statement: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                               Page 1 of 9 pages
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                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D

CUSIP No. 317630 30 9

1)       NAME OF REPORTING PERSON

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Robert S. Trump   SS#     ###-##-####

 -----------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [ ]
                                                               (b)  [ ]

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3)       SEC USE ONLY

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4)       SOURCE OF FUNDS                                             PF

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5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)                                      [ ]

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6)       CITIZENSHIP OR PLACE OF ORGANIZATION
                                                     UNITED STATES
         ---------------------------------------------------------------------

                             7)  SOLE VOTING
                                    POWER

                                -----------------------------------------------

Number of Shares             8)  SHARED VOTING
Beneficially Owned                  POWER             4,506,422 (See Item 6)
by Reporting                    _______________________________________________
Person With
                             9)  SOLE
                                   DISPOSITIVE
                                   POWER                 51,000 (See Item 6)
                                -----------------------------------------------







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                            10) SHARED
                                   DISPOSITIVE         4,455,422 (See Item 6)
                                   POWER
                                ------------------------------------------------

--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                             4,506,422
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12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES                                                       [ ]

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13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                 30.0%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

                                  IN
--------------------------------------------------------------------------------




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The Statement on Schedule 13D dated March 3, 1994 (the "Schedule 13D") with respect to the beneficial ownership by Robert S. Trump of shares of common stock of BrandPartners Group, Inc. (formerly known as Financial Performance Corporation), as amended by Amendment No. 1 dated November 29, 1999, is hereby further amended as set forth below.

1. Item 1, Security and Issuer, is hereby amended and restated in its entirety to read as follows:

                  This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $.01 par value, (the "Common Stock") of BrandPartners Group, Inc. (formerly known as Financial Performance Corporation), a New York corporation (the "Company"). The principal executive offices of the Company are located at 777 Third Avenue, New York, New York 10017.

2. Item 4, Purpose of Transaction, is hereby amended to reflect that: (i) the terms of the Option Agreement dated November 17, 1999, by and between Jeffrey S. Silverman and Robert S. Trump (the "Silverman First Option Agreement") pursuant to which Mr. Trump granted to Mr. Silverman an option, exercisable at any time within two years of the Closing Date (as defined therein), to purchase an aggregate of 500,000 shares of Common Stock owned by Mr. Trump at an exercise price of $.8125 per share (the "Silverman First Stock Option"), has been amended to increase the exercise period of the Silverman First Stock Option by one (1) year so that same shall expire on November 17, 2002; and (ii) the terms of the Option Agreement dated November 17, 1999, by and between Ronald Nash and Robert
S. Trump (the "Nash First Option Agreement"), pursuant to which Mr. Trump granted to Mr. Nash an option, exercisable at any time within two years of the Closing Date (as defined therein), to purchase an aggregate of 500,000 shares of Common Stock owned by Mr. Trump at an exercise price of $.8125 per share (the "Nash First Stock Option") has been amended to increase the exercise period of the Nash First Stock Option by one (1) year so that same shall expire on November 17, 2002.

3. Item 5, Interest in Securities of the Issuer, is hereby amended in its entirety to read as follows:

         (a) As of November 15, 2001, Mr. Trump beneficially owned 4,506,422 shares of Common Stock, representing approximately 30.0% of the outstanding shares of Common Stock*.

         (b) As of the date hereof, by reason of the contemplated relationships among Mr. Trump and Messrs. Silverman and Nash, Mr. Trump may be deemed, under certain circumstances, to share voting power over all of the shares of Common Stock owned by Mr. Trump and, under certain circumstances, to share dispositive power over all but 51,000 of the shares of Common Stock owned by Mr. Trump. See
Item 6 for information relating to the Stockholders Agreement.



* All percentages in Item 5 are based upon a calculation of the total number of shares of Common Stock outstanding as follows: the 14,999,639 shares of Common Stock reported by the Company to be issued and outstanding as of November 7, 2001 in its Quarterly Report on Form 10-QSB for the quarter ended September 30, 2001.

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         (c) Except as set forth in this Amendment No. 2 to Schedule 13D, Mr.
Trump has not engaged in any transactions in the Common Stock within the 60 days preceding the filing of this Amendment No. 2 to Schedule 13D.

         (d) Not applicable.

         (e) Not applicable.

4. Item 7, Material to be Filed as Exhibits, is hereby amended by the addition of the following Exhibits:

                  Exhibit R- Amendment to Silverman First Option Agreement

                  Exhibit S- Amendment to Nash First Option Agreement

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                                    SIGNATURE

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  November 26, 2001

                                            /s/ Robert S. Trump
                                            -----------------------------
                                            Name:  Robert S. Trump





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